January 17, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:  Edward M. Kelly, Pamela A. Long, Jenn Do and Jeanne K. Baker

RE:	H&E Equipment Services, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-128996

Ladies and Gentlemen:

H&E Equipment Services, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-1 (Registration No. 333-128996).  On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated January 12, 2006 from Ms. Pamela A. Long to Mr. John M. Engquist.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Summary Historical and Pro Forma Financial Data, page 8

1.            We have reviewed your response to prior comment 1 in our letter dated December 29, 2005.  We note your revised disclosures in Note (5) on pages 10 and 11 identify the items eliminated from your non-GAAP performance measures, clarify why each item is a necessary element of your costs and ability to generate revenue, and provide a statement that any measure that excludes each item has material limitations.  However, we do not understand why you continue to provide reference to EBITDA and Adjusted EBITDA as a liquidity measure.  In this regard, we believe you should delete the sentence that begins, “Also, EBITDA and Adjusted EBITDA should not be considered as a measure of discretionary cash available to us . . .. .” at the top of page 11 as well as all other references to EBITDA and Adjusted EBITDA as it relates to liquidity or cash flows.  In this regard, delete the phrase “cash flow” from this footnote’s penultimate sentence.  Your disclosures within Non-GAAP Financial Measures on pages 24 and 25, Note (2) to the Unaudited Pro Forma Condensed Combined Statements of Operations on page 39, and Note (5) to your Selected Historical Consolidated Financial Data on page 43 should be revised accordingly.

Response:

                The Company has revised the disclosure as requested on pages 12, 25, 39 and 43 of Amendment No. 4.

If you have any questions, please feel free to contact Bonnie A. Barsamian by telephone at 212.698.3520 (or by facsimile at 212.698.3599), or the undersigned by telephone at 215.994.2737.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Brian D. Short

Brian D. Short

cc:           John M. Engquist

                Leslie S. Magee

                Bonnie A. Barsamian, Esq.

                Kirk A. Davenport II, Esq.
                Dennis Lamont, Esq.